November 23, 2010

Via EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and  Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             TAL International Group, Inc. (the “Registrant”)

Registration Statement on Form S-3 (the “Registration Statement”)

Filed October 27, 2010

File No. 333-170169

Dear Ms. Long:

On behalf of the Registrant, this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 9, 2010 (the “Comment Letter”) regarding the above-referenced Registration Statement of the Registrant filed with the Commission on October 27, 2010.  In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.  Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 2.

Selling Stockholders, page 15

SEC Comment

1.                                      It appears that you are relying on Rule 430B to omit the names of the selling stockholders at this time.  Please revise your disclosure here to more specifically identify the transactions in which the securities were sold, as required by Rule 430B(b)(2)(iii).

Answer

The Registrant has revised the disclosure on page 15 in response to the Staff’s comment.

Undertakings, page 11-3

SEC Comment

2.                                      Please revise the paragraph on page 11-3 beginning, “provided, however” to reflect the language of Item 512(a)(1)(iii)(B).  Specifically, please include reference to (a)(1)(iii) and the clause concerning a form of prospectus filed pursuant to Rule 424(b).

Answer

The Registrant revised the disclosure on page II-3 in response to the Staff’s comment.

SEC Comment

3.                                      As you appear to be relying on Rule 430B to omit the names of the selling stockholders, please include the undertaking required by Item 512(a)(5)(i) of Regulation S-K.

Answer

The Registrant has revised the disclosure on pages II-3 and II-4 in response to the Staff’s comment.

*     *     *

Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2552.

Sincerely,

/s/ John P. Berkery
John P. Berkery

cc:                                Jeffrey Casucci, TAL International Group, Inc.

Marc A. Pearlin, TAL International Group, Inc.

Philip Brandes, Esq.